SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT No.1
                                       TO
                                    FORM T-3


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                            GB PROPERTY FUNDING CORP.
                           --------------------------
                               (Name of Applicant)

                            c/o Sands Hotel & Casino
                         Indiana Avenue & Brighton Park
                         Atlantic City, New Jersey 08401
                 ----------------------------------------------
                    (Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:


         Title of Class                                         Amount
         --------------                                         ------

11% First Mortgage Notes due 2005                              $110,000,000



                            -------------------------

Approximate Date of Proposed Public Offering:    As soon as practicable after
                                                 the effective date of this
                                                 application.

                           --------------------------

                                 Frederick Kraus
                            c/o Sands Hotel & Casino
                         Indiana Avenue & Brighton Park
                         Atlantic City, New Jersey 08401
                     (Name and Address of Agent for Service)

                                 With a copy to:

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                                767 Fifth Avenue
                            New York, New York 10153

                              ---------------------

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "TIA"), may determine upon the written request of the applicant.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

                  This Application for Qualification comprises:

                  (a)  Pages numbered 1 to 2, consecutively.

                  (b) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:


  Exhibit T3D         Indenture, dated as of [____________ __],
                      2001, between the Company and the Guarantors and Wells
                      Fargo Bank Minnesota, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, GB Property Funding Corp., a Delaware corporation, has duly caused this Application on Amendment No.1 to Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlantic City, and State of New Jersey, on the 20th day of September, 2001.


                                        GB PROPERTY FUNDING CORP.
         (Seal)



                                        By: /s/ Timothy A. Ebling
                                            --------------------------------
                                        Name:  Timothy A. Ebling
                                        Title: Executive Vice President and
                                                 Chief Financial Officer

         Attest:


         By:  /s/ Frederick H. Kraus
              -------------------------------
         Name:  Frederick H. Kraus
         Title: Executive Vice President,
                  General Counsel and Secretary




                                  EXHIBIT INDEX





Exhibit No.        Exhibit


  Exhibit T3D         Indenture, dated as of [____________ __],
                      2001, between the Company and the Guarantors and Wells
                      Fargo Bank Minnesota, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).